UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year-ended December 31, 2009
Commission File No. 1-6695
JO-ANN STORES, INC.
ASSOCIATE STOCK OWNERSHIP PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, OH 44236
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee, the administrator of the Jo-Ann Stores, Inc. Associate Stock Ownership Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

March 5, 2010	/s/ Scott Roubic
Jo-Ann Stores, Inc.	Vice President, Treasurer of Jo-Ann Stores, Inc.
Associate Stock Ownership Plan	and Member of the Advisory Committee

Jo-Ann Stores, Inc.
Associate Stock Ownership Plan
EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

99	Jo-Ann Stores, Inc. Associate Stock Ownership Plan

Financial Statements As of December 31, 2009 and 2008 and for the Fiscal Years Ended December 31, 2009, 2008 and 2007

Together With Reports of Independent Registered Public Accounting Firms